UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

)
In the Matter of	)	Application Pursuant to Section 6(c) of the
	)	Investment Company Act of 1940 for an
SEI Investments Management Corporation	)	Order of Exemption from Rule 12d1-2(a)
SEI Investments Distribution Co.	)	Thereunder
SEI Asset Allocation Trust	)
SEI Daily Income Trust	)
SEI Institutional International Trust	)	File No. 812-xxxxx
SEI Institutional Investments Trust	)
SEI Institutional Managed Trust	)
SEI Liquid Asset Trust	)
SEI Tax Exempt Trust	)
SEI Alpha Strategy Portfolios, LP	)
Adviser Managed Trust	)
)
One Freedom Valley Drive	)
Oaks, Pennsylvania 19456

As filed with the Securities and Exchange Commission on July 27, 2011

Direct all written and oral communications

concerning this Application to:

Timothy D. Barto, Esq.

SEI Investments Management Corporation

One Freedom Valley Drive

Oaks, Pennsylvania 19456

(610) 676-2533

(484)676-2533

tbarto@seic.com

Timothy W. Levin, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

(215) 963-5037

(215) 963-5001

tlevin@morganlewis.com

This Application (including exhibits) consists of 14 pages.

I. INTRODUCTION

SEI Asset Allocation Trust (“SAAT”), SEI Daily Income Trust (“SDIT”), SEI Institutional International Trust (“SIT”), SEI Institutional Investments Trust (“SIIT”), SEI Institutional Managed Trust (“SIMT”), SEI Liquid Asset Trust (“SLAT”), SEI Tax Exempt Trust (“STET”), SEI Alpha Strategy Portfolios, LP (“SASP”), and Adviser Managed Trust (“AMT”) (each a “Trust” and collectively the “Trusts”), SEI Investments Management Corporation (“SIMC”), and SEI Investments Distribution Co. (“SIDCo.” and together with the Trusts and SIMC, the “Applicants”)(1) hereby file this application (the “Application”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), exempting the Applicants from Rule 12d1-2(a) under the Act. Applicants request the exemption to the extent necessary to permit any existing or future series of the Trusts and any other existing or future registered open-end investment company or series thereof that is advised by SIMC or any person controlling, controlled by or under common control with SIMC (any such adviser or SIMC, an “Adviser”) and that invests in other registered open-end investment companies (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the Act, and which is also eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act (the “Applicant Funds”), to also invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”). Applicants also request that the order exempt any entity controlling, controlled by or under common control with SIDCo. that now or in the future acts as principal underwriter with respect to the transactions described in the Application.

II. THE APPLICANTS

A.                                   The Trusts and the Applicant Funds

With the exception of AMT, which is organized as a Delaware statutory trust, and SASP, which is organized as a Delaware limited partnership, each Trust is organized as a Massachusetts business trust.  Each Trust is registered with the Securities and Exchange Commission (the “Commission” or “SEC”) as an open-end management investment company. The existing Applicant Funds are separate investment portfolios of the Trusts, each of which invests, or may invest, in other registered investment companies in reliance on Section 12(d)(1)(G) of the Act. The Applicant Funds are not prohibited from investing directly in securities that are not issued by an investment company, and they may invest directly in non-investment company securities in the future in reliance on Rule 12d1-2(a)(2) to the extent consistent with their respective investment objectives, policies, strategies and limitations.

B.                                     SIMC

Each Applicant Fund has entered or will enter into an investment advisory agreement with SIMC or another Adviser pursuant to which the Adviser provides investment management advice (directly or through a sub-adviser) and manages the Applicant Fund’s business affairs, subject to the general oversight of the Applicant Fund’s board of trustees/directors (“Board”). SIMC, a Delaware corporation, is an indirect wholly-owned subsidiary of SEI Investments Company. SIMC is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and currently serves as investment adviser to each existing Applicant Fund. Any other Adviser will also be registered under the Advisers Act.

(1)                                  Every existing entity that currently intends to rely on the requested order is named as an applicant. Any existing or future entity that relies on the requested order will do so only in accordance with the terms and condition in this application.

C.                                     SIDCo.

SIDCo. is a Pennsylvania corporation registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, that serves as the distributor for the Applicant Funds that are existing series of the Trusts.

III. THE APPLICANTS’ PROPOSAL

Each Applicant Fund invests, or may invest, in certain Underlying Funds as set forth in its registration statement. Applicants propose that, subject to the terms and conditions set forth in this Application, the Applicant Funds be permitted to invest in Other Investments while investing in Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of the Act and Rule 12d1-2 under the Act. The Applicant Funds will comply with Rule 12d1-2 under the Act, but for the fact that the Applicant Funds may invest a portion of their assets in Other Investments. The opportunity to invest in Other Investments will allow the Applicant Funds greater flexibility to meet their investment objectives than is possible through the more limited kinds of investments expressly permitted by Rule 12d1-2(a)(2) (i.e., stocks, bonds and other securities that are not issued by an investment company). In addition, there may be times when using a derivative or other financial instrument may allow an Applicant Fund to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund.  Each Applicant Fund would use Other Investments for a purpose that is consistent with the Applicant Fund’s investment objectives, policies, strategies and limitations. Consistent with its fiduciary obligations under the Act, each Applicant Fund’s Board will review the advisory fees charged by the Applicant Fund’s Adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Applicant Fund may invest.

IV. APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.

In 1996 Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust (referred to as the “acquired company”) if:

(I)                                    the acquired company and the acquiring company are part of the same group of investment companies;

(II)                                the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;

(III)                            with respect to

(aa)                            securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or

(bb)                          securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

(IV)                            the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on [Section 12(d)(1)(F) or Section 12(d)(1)(G)].

In 2006 the Commission adopted Rule 12d1-2 under the Act.(2) That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(l)(G) of the Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper):

(1)                                  Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2)                                  Securities (other than securities issued by an investment company); and

(3)                                  Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.(3) The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that [S]ection 12(d)(1)(G) was intended to address.”(4) The adoption of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use

(2)                                  See Fund of Funds Investments, Investment Company Act Rel. No. 27399 (June 20, 2006) (the “Adopting Release”).

(3)                                  See id. at 17, n.58.

(4)                                  Id. at 17-18.

this authority [set forth in Section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”(5)

Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.(6) It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission, … by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants believe that permitting the Applicant Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.(7) Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring and the acquired funds be part of the same group of investment companies, limiting charges and fees of the acquiring fund and acquired fund and requiring that the acquired fund not act as a fund of funds itself.(8) The adoption of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting the Applicant Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Applicant Funds a broader array of investment options through which to pursue their investment objectives.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act],” and therefore meets

(5)                                  See H.R. REP. No. 622, l04th Cong., 2nd Sess., at 43-44 (1996).

(6)                                  See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., Investment Company Act Rel. No. 5524 (Oct. 25, 1968) (“The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Rel. No. 923 (July 17, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

(7)                                  See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

(8)                                  While Section 12(d)(1)(G) is commonly referred to as a “fund of funds” exemption, it does not require an acquiring fund to invest in more than one underlying fund.

the standards for relief set forth in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V. SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments. See Highmark Funds et al., File No. 812-13843, Investment Company Rel. Nos. 29721 (July 12, 2011) (order) and 29694 (June 16, 2011) (notice); Russell Investment Company, et al., File No. 812-13870, Investment Company Rel. Nos. 29664 (May 3, 2011) (order) and 29623 (Apr. 6, 2011) (notice); FFCM, LLC, et al., File No. 812-13748, Investment Company Rel. Nos. 29335 (June 29, 2010) (order) and 29292 (June 2, 2010) (notice); Pioneer Bond Fund, et al., File No. 812-13727, Investment Company Rel. Nos. 29259 (Apr. 27, 2010) (order) and 29198 (Mar. 31, 2010) (notice); and Columbia Funds Series Trust, et al., File No. 812-13631, Investment Company Rel. Nos. 28936 (Sep. 30, 2009) (order) and 28896 (Sep. 4, 2009) (notice).

VI. THE APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition: Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Applicant Fund from investing in Other Investments as described in the Application.

VII. REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

The Authorizations required by Rule 0-2(c) under the Act are included in this application as Exhibit A-1, Exhibit A-2, and Exhibit A-3. The Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit B-1, Exhibit B-2, and Exhibit B-3.

Applicants have caused this Application to be duly signed on their behalf on the 27th day of July, 2011.

SEI ASSET ALLOCATION TRUST

SEI DAILY INCOME TRUST

SEI INSTITUTIONAL INTERNATIONAL TRUST

SEI INSTITUTIONAL INVESTMENTS TRUST

SEI INSTITUTIONAL MANAGED TRUST

SEI LIQUID ASSET TRUST

SEI TAX EXEMPT TRUST

SEI ALPHA STRATEGY PORTFOLIOS, LP

ADVISER MANAGED TRUST

By:	/s/ TIMOTHY D. BARTO
Timothy D. Barto, Esq., Vice President & Secretary

SEI INVESTMENTS MANAGEMENT CORPORATION

By:	/s/ AARON C. BUSER
Aaron C. Buser, Esq., Vice President & Assistant Secretary

SEI INVESTMENTS DISTRIBUTION CO.

By:	/s/ JOHN MUNCH
John Munch, Esq., General Counsel and Secretary

EXHIBIT A-1

AUTHORIZATION

SEI LIQUID ASSET TRUST

SEI TAX EXEMPT TRUST

SEI DAILY INCOME TRUST

SEI INSTITUTIONAL MANAGED TRUST

SEI INSTITUTIONAL INTERNATIONAL TRUST

SEI ASSET ALLOCATION TRUST

SEI INSTITUTIONAL INVESTMENTS TRUST

SEI ALPHA STRATEGY PORTFOLIOS, LP

ADVISER MANAGED TRUST

OFFICER’S CERTIFICATE

I, Timothy D. Barto, Esq., do hereby certify that I am the Vice President and Secretary of SEI Asset Allocation Trust, SEI Daily Income Trust, SEI Institutional International Trust, SEI Institutional Investments Trust, SEI Institutional Managed Trust, SEI Liquid Asset Trust, SEI Tax Exempt Trust, SEI Alpha Strategy Portfolios, LP and Adviser Managed Trust (each a “Trust” and collectively the “Trusts”). I further certify that the following resolutions were duly adopted by the Trustees/Directors of the Trusts and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

VOTED:

That the officers of the Trusts be, and each of them hereby is, authorized to prepare, execute and submit, on behalf of the Trusts, an application to the Securities and Exchange Commission for an order pursuant to Section 6(c) under the Investment Company Act of 1940, as amended (the “1940 Act”) for an exemption from Rule 12d1-2(a) thereunder, and any amendments or supplements thereto, that may be necessary or appropriate, to permit any existing or future series of the Trusts that invests in other registered open-end investment companies in reliance on Section 12(d)(1)(G) of the 1940 Act, and which is also eligible to invest in “securities”  (as defined in Section 2(a)(36) of the 1940 Act) in reliance on Rule 12d1-2 under the 1940 Act, to invest in instruments that do not meet the definition of “security” as defined in Section 2(a)(36) under the 1940 Act.

VOTED:

That the proper officers of the Trusts be, and each of them hereby is, authorized and directed, for and on behalf of the Trusts, to take all action and execute all documents which they may deem to be necessary or appropriate, the necessity or propriety thereof being conclusively proven by the action taken by such officer, to effectuate the foregoing resolution, and to carry out the purpose thereof.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 27th day of July, 2011.

By:	/s/ TIMOTHY D. BARTO
Name:	Timothy D. Barto, Esq.
Title:	Vice President & Secretary

EXHIBIT A-2

AUTHORIZATION

SEI INVESTMENTS MANAGEMENT CORPORATION

OFFICER’S CERTIFICATE

I, Aaron C. Buser, Esq., do hereby certify that I am the duly elected, qualified and acting Vice President and Assistant Secretary of SEI Investments Management Corporation.  I further certify that the following resolutions were duly adopted by the Directors of SIMC and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

VOTED:

That the appropriate officers of SEI Investments Management Company be, and they hereby are, and each of them singly hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission (“SEC”) an application for exemptive relief that will, if granted, permit funds of funds advised by SIMC, relying on Rule 12d1-2(a) under the Investment Company Act of 1940, as amended (the “1940 Act”), to invest in instruments that do not meet the definition of “security” as defined in Section 2(a)(36) under the 1940 Act (the “Exemptive Application”).

VOTED:

That the appropriate officers of SIMC be, and they hereby are, and each of them singly hereby is, authorized to file with the SEC any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate.

VOTED:

That the officers of SIMC be, and they hereby are, and each of them singly hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief.

VOTED:

That the proper officers of SIMC be, and they hereby are, and each of them singly hereby is, authorized, empowered and directed to take any and all such actions as they deem reasonable, advisable or necessary in their judgment to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 27th day of July, 2011.

By:	/s/ AARON C. BUSER
Name:	Aaron C. Buser, Esq.
Title:	Vice President & Assistant Secretary

EXHIBIT A-3

AUTHORIZATION

SEI INVESTMENTS DISTRIBUTION CO.

OFFICER’S CERTIFICATE

I, John Munch, Esq., do hereby certify that I am the duly elected, qualified and acting General Counsel and Secretary of SEI Investments Distribution Co.  I further certify that the following resolutions were duly adopted by the Directors of SIDCo. and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

VOTED:

That the appropriate officers of SEI Investments Distribution Co. be, and they hereby are, and each of them singly hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission (“SEC”) an application for exemptive relief that will, if granted, permit funds of funds distributed by SIDCo., relying on Rule 12d1-2(a) under the Investment Company Act of 1940, as amended (the “1940 Act”), to invest in instruments that do not meet the definition of “security” as defined in Section 2(a)(36) under the 1940 Act (the “Exemptive Application”).

VOTED:

That the appropriate officers of SIDCo. be, and they hereby are, and each of them singly hereby is, authorized to file with the SEC any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate.

VOTED:

That the officers of SIDCo. be, and they hereby are, and each of them singly hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief.

VOTED:

That the proper officers of SIDCo. be, and they hereby are, and each of them singly hereby is, authorized, empowered and directed to take any and all such actions as they deem reasonable, advisable or necessary in their judgment to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 27th day of July, 2011.

By:	/s/ JOHN MUNCH
Name:	John Munch, Esq.
Title:	General Counsel & Secretary

EXHIBIT B-1

VERIFICATION FOR THE TRUSTS

PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached “Application Pursuant to Section 6(c) for an Order of Exemption from Rule 12d1-2(a)” dated July 27, 2011 for and on behalf of each of SEI Asset Allocation Trust, SEI Daily Income Trust, SEI Institutional International Trust, SEI Institutional Investments Trust, SEI Institutional Managed Trust, SEI Liquid Asset Trust, SEI Tax Exempt Trust, SEI Alpha Strategy Portfolios, LP, and Adviser Managed Trust; that he is the Vice President and Secretary of each such company; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ TIMOTHY D. BARTO
Name:	Timothy D. Barto, Esq.
Title:	Vice President & Secretary, SEI Asset Allocation Trust
Vice President & Secretary, SEI Daily Income Trust
Vice President & Secretary, SEI Institutional International Trust
Vice President & Secretary, SEI Institutional Investments Trust
Vice President & Secretary, SEI Institutional Managed Trust
Vice President & Secretary, SEI Liquid Asset Trust
Vice President & Secretary, SEI Tax Exempt Trust
Vice President & Secretary, SEI Alpha Strategy Portfolios, LP
Vice President & Secretary, Adviser Managed Trust

EXHIBIT B-2

VERIFICATION FOR SEI INVESTMENTS MANAGEMENT CORPORATION

PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached “Application Pursuant to Section 6(c) for an Order of Exemption from Rule 12d1-2(a)” dated July 27, 2011 for and on behalf of SEI Investments Management Corporation; that he is the Vice President and Assistant Secretary of such company; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ AARON C. BUSER
Name:	Aaron C. Buser, Esq.
Title:	Vice President & Assistant Secretary

EXHIBIT B-3

VERIFICATION FOR SEI INVESTMENTS DISTRIBUTION CO.

PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached “Application Pursuant to Section 6(c) for an Order of Exemption from Rule 12d1-2(a)” dated July 27, 2011 for and on behalf of SEI Investments Distribution Co.; that he is the General Counsel and Secretary of such company; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ JOHN MUNCH
Name:	John Munch, Esq.
Title:	General Counsel and Secretary